HWH International Inc.

4800 Montgomery Lane, Suite 210

Bethesda, MD 20814

May 20, 2024

VIA EDGAR

Alyssa Wall and Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	HWH International Inc.
Registration Statement on Form S-1 filed on May 3, 2024
File No. 333-278560

Dear Ms. Wall and Mr. Field:

On behalf of HWH International Inc. (the “Company,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on May 13, 2024, regarding the Company’s registration statement on Form S-1 filed on May 3, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. We have filed Amendment No. 2 to the Registration Statement (the “Amendment”) with the Commission today.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	Please disclose that you have received a notice from Nasdaq indicating that you are no longer in compliance with the minimum market value of publicly held shares rule as set forth in Nasdaq listing rules. Please provide an update on the status of this notice. Please also add related disclosure to the prospectus summary, as well as risk factor disclosure related to the potential delisting from the exchange.

Response: In response to this comment, the Company advises the Staff that it has updated the cover page in accordance with the Staff’s request.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

2.	We note that the projected revenues for 2023 were as high as potentially an 80% increase over the prior year, as set forth in the projected financial information prepared and provided to Alset’s Board in connection with the evaluation of the business combination.

We also note that your actual revenues for the period reflected a slight decrease from the previous year. Please update your disclosure in “Liquidity and Capital Resources,” and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: In response to this comment, the Company advises the Staff that it has updated the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations in accordance with the Staff’s request.

General

3.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	You state on page 23 that you “have filed a registration statement for an initial Business Combination,” and that if you are unable to complete such combination, you will cease all operations and redeem the public shares. This statement should be updated given that the business combination was consummated on January 9, 2024.
●	You state on page 23 that if you complete the initial business combination, you will, at the option of your Sponsor, repay the extension payments out of the proceeds of the trust account. Please indicate whether these were paid.
●	You state on page 24 that management believes you will have sufficient working capital to meet your needs through the earlier of the consummation of a business combination or one year from this filing. This statement should be updated given that the business combination was consummated.
●	In the “Results of Operations” section beginning on page 24 you state that you will not generate any operating revenues until after the completion of the initial business combination. Please update this disclosure.
●	You state on page 39 that, in order to finance transaction costs related to a business combination, the Sponsor or an affiliate thereof may loan you funds. Please revise this disclosure, as the business combination has already been completed.
●	You state on page 37 that the section refers to the company prior to the business combination and the disclosure is focused on the historical SPAC. Please revise to provide the required information for the company as it exists today. Refer to Item 11(l) of Form S-1 and Item 402 of Regulation S-K.
●	The disclosure on page 38 related to certain relationships and related party transactions appears dated and doesn’t appear to address the related party transactions disclosed in the company’s financial statements. For example, Notes 10, 11, and 13 appear to detail transactions not disclosed in this section. Please update this disclosure. Refer to Item 11(n) of Form S-1 and Item 404 of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that it has updated the Amendment in accordance with the Staff’s request.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at 301-971-3955 or Darrin Ocasio, Esq. of Sichenzia Ross Ference Carmel LLP at 212-398-1493.

Sincerely,

HWH International Inc.

By:	/s/ John Thatch
Chief Executive Officer

cc:	Darrin Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP